UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CYTOKINETICS INCORPORATED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23282W100

(CUSIP Number)

January 6, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23282W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul G. Allen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0- shares

	6.	Shared Voting Power 1,338,533 shares (1)

	7.	Sole Dispositive Power -0- shares

	8.	Shared Dispositive Power 1,338,533 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,338,533 shares(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.67%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)   Directly owned by Vulcan Ventures Incorporated  Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to these shares.

(2)   This percentage is based on 28,661,230 shares of common stock outstanding as of October 31, 2005 as reported on the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2005 filed with the SEC on November 10, 2005.  Beneficial ownership is calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

CUSIP No. 23282W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vulcan Ventures Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0- shares

	6.	Shared Voting Power 1,338,533 shares (1)

	7.	Sole Dispositive Power -0- shares

	8.	Shared Dispositive Power 1,338,533 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,338,533 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.67%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)   Directly owned by Vulcan Ventures Incorporated  Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to these shares.

(2)   This percentage is based on 28,661,230 shares of common stock outstanding as of October 31, 2005 as reported on the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2005 filed with the SEC on November 10, 2005.  Beneficial ownership is calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

Item 1.
	(a)	Name of Issuer Cytokinetics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 280 East Grand Ave. South San Francisco, CA 94080

Item 2.
	(a)	Name of Person Filing Paul G. Allen and Vulcan Ventures Incorporated
	(b)	Address of Principal Business Office or, if none, Residence 505 Fifth Ave., Suite 900 Seattle, Washington 98104
	(c)	Citizenship Paul G. Allen is a citizen of the United States of America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 23282W100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,338,533 shares (1)
(b) Percent of class: 4.67% (2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0- shares
(ii) Shared power to vote or to direct the vote 1,338,533 shares (1)
(iii) Sole power to dispose or to direct the disposition of -0- shares
(iv) Shared power to dispose or to direct the disposition of 1,338,533 shares (1)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VULCAN VENTURES INCORPORATED
January 20, 2006

	By:	/s/ Gregory P. Landis
	Name and Title:	Gregory P. Landis, Vice President

January 20, 2006	/s/ Gregory P. Landis
Paul G. Allen

	*By:	/s/ Gregory P. Landis
	Name:	/s/ Gregory P. Landis
Attorney-in Fact for Paul G. Allen

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement